April 14, 2003



Mr. Mark G. Egan
Marlin Capital Corporation
875 North Michigan Avenue
Chicago, IL 60611-1896

Dear Mark,

This will confirm our telephone conversation with regard to your letter of March 24, 2003. Edge is very appreciative of your investment in our company and is mindful of your views and concerns. While we welcome constructive interaction with our shareholders, especially the larger ones, our annual meetings are formal events that must be conducted in accordance with numerous state and federal laws as well as the Companys charter and bylaws. As we discussed during our conversation, for several reasons, your letter by itself does not meet the requirements for inclusion at this years shareholders meeting. Therefore, we do not plan to submit your proposals for a vote at our 2003 annual meeting or include them in the proxy statement.

Having said the foregoing, however, we are very interested in your ideas and invite you to meet with our Board to talk about your specific suggestions. Like you, we are also interested in adding shareholder value. To the extent your ideas would be beneficial to the shareholders, we would like to discuss with you how we might accomplish our common goal of increasing share price. If you are interested in meeting with our Board to discuss such a framework, please let me know and I will schedule a mutually convenient time. For your information, the next scheduled meetings of our Board during 2003 (after the May 7 annual meeting) will be August 27 and December 10. If either of these dates is suitable with your schedule, please let me know and I will make the appropriate arrangements. Thank you again for your letter.

Judy joins me in conveying our best to you and Kitty.

As always,



John W. Elias



Cc: Board of Directors